                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                 QC OPTICS, INC.
           -----------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   746934 10 8
           -----------------------------------------------------------
                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages


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===========================                          ===========================
  CUSIP No.  746934 10 8              13G              Page  2  of  6 Pages
             -----------                                    ---    ---
===========================                          ===========================


================================================================================
1.      NAME(S) OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

        Eric T. Chase

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]

                                                                  (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY



--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

================================================================================
                         5.      SOLE VOTING POWER

                                 1,349,577 (Includes (i) 1,347,613 shares
                                 registered in the name of the "QC Optics, Inc.
                                 Voting Trust." Mr. Chase is the sole voting
                                 trustee of the voting trust and the beneficiary
                                 of 634,517 shares under this voting trust; and
                                 (ii) 1,864 shares of Common Stock underlying
  NUMBER OF                      warrants and stock options which are
   SHARES                        exercisable within sixty days from the date
BENEFICIALLY                     hereof).
  OWNED BY               -------------------------------------------------------
    EACH                 6.      SHARED VOTING POWER
 REPORTING                       -0-
  PERSON
   WITH:                 -------------------------------------------------------
                         7.      SOLE DISPOSITIVE POWER

                                 1,349,577 (Includes (i) 1,347,613 shares
                                 registered in the name of the "QC Optics, Inc. Voting Trust." Mr. Chase is the sole voting trustee of the voting trust and the beneficiary of 634,517 shares under this voting trust; and
                                 (ii) 1,864 shares of Common Stock underlying
                                 warrants and stock options which are
                                 exercisable within sixty days from the date
                                 hereof).
                         -------------------------------------------------------
                         8.      SHARED DISPOSITIVE POWER
                                 -0-
================================================================================
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,349,577 (Includes (i) 1,347,613 shares registered in the name of the "QC Optics, Inc. Voting Trust." Mr. Chase is the sole voting trustee of the voting trust and the beneficiary of 634,517 shares under this voting trust; and (ii) 1,864 shares of Common Stock underlying warrants and stock options which are exercisable within sixty days from the date hereof).

                                Page 2 of 6 pages


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--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [ ]

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        41.6%


--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        IN


================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 3 of 6 pages
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Item 1(a)    Name of Issuer
             --------------

             QC Optics, Inc.


Item 1(b)    Address of Issuer's Principal Executive Offices
             -----------------------------------------------

             46 Jonspin Road, Wilmington, Massachusetts  01887


Item 2(a)    Name of Person Filing
             ---------------------

             Eric T. Chase


Item 2(b)    Address of Principal Business Office or, if none, Residence
             -----------------------------------------------------------

             46 Jonspin Road, Wilmington, Massachusetts  01887

Item 2(c)    State of Organization/Citizenship
             ---------------------------------

             United States

Item 2(d)    Title of Class of Securities
             ----------------------------

             Common Stock, $.01 par value

Item 2(e)    CUSIP Number
             ------------

             746934 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a
             -------------------------------------------------------------------


         (a) [ ]   Broker or Dealer registered under Section 15 of the Act

         (b) [ ]   Bank as defined in Section 3(a)(6) of the Act

         (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940


                               Page 4 of 6 pages


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         (f) [ ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

         (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(1)(ii)(G)

         (h) [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4.      Ownership
             ---------

         (a) Amount Beneficially Owned: 1,349,577 (Includes (i) 1,347,613 shares registered in the name of the "QC Optics, Inc. Voting Trust." Mr. Chase is the sole voting trustee of the voting trust and the beneficiary of 634,517 shares under this voting trust; and (ii) 1,864 shares of Common Stock underlying warrants and stock options which are exercisable within sixty days from the date hereof).

         (b) Percent of Class: 41.6%

         (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: 1,349,577 (Includes
(i) 1,347,613 shares registered in the name of the "QC Optics, Inc. Voting Trust." Mr. Chase is the sole voting trustee of the voting trust and the beneficiary of 634,517 shares under this voting trust; and (ii) 1,864 shares of Common Stock underlying warrants and stock options which are exercisable within sixty days from the date hereof).

             (ii) shared power to vote or to direct the vote: -0-

             (iii) sole power to dispose or to direct the disposition of:
1,349,577 (Includes (i) 1,347,613 shares registered in the name of the "QC Optics, Inc. Voting Trust." Mr. Chase is the sole voting trustee of the voting trust and the beneficiary of 634,517 shares under this voting trust; and (ii) 1,864 shares of Common Stock underlying warrants and stock options which are exercisable within sixty days from the date hereof).

             (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.      Ownership of Five Percent or Less of a Class
             --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


                               Page 5 of 6 pages


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Item 6.      Ownership of More than Five Percent on Behalf of Another Person
             ---------------------------------------------------------------

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
             ------------------------------------------------------------------

             Not applicable.

Item 8.      Identification and Classification of Members of the Group
             ---------------------------------------------------------

             Not applicable.

Item 9.      Notice of Dissolution of Group
             ------------------------------

             Not applicable.

Item 10.     Certification
             -------------


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     Signature
     ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 1998                /s/ Eric T. Chase
                                       -----------------
                                       Eric T. Chase
                                       President and Chief Executive Officer









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